EXHIBIT 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street, Ramat-Gan, 5250301, Israel

Dear Shareholders:

We cordially invite you to the 2017 Annual General Meeting of Shareholders to be held on Thursday, June 15, 2017 at 2:00 p.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions:

1.	To re-elect three directors, to hold office until our next annual general meeting of shareholders (Shaul Elovitch, Or Elovitch, Benny Gabbay).

2.	To approve the renewal of the indemnification agreements for our officers and directors who are deemed controlling shareholders. As of the date of this Proxy Statement, these are Messrs. Shaul Elovitch, Or Elovitch and Doron Turgeman.

3.	To approve the entry into a new Services Agreement with Eurocom (Directors fees and legal Services).

4.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2017, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 8, 2017 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions will be provided both in the Proxy Statement and on the enclosed proxy card.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, May 8, 2017, via the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il - or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il - and also at our offices (2 Dov Friedman St., Ramat-Gan, 5250301, Israel - +972-3-9240000 (phone), +972-3-939-9832 (fax)). Our company’s representative is Mr. Ami Barlev (2 Dov Friedman Street, Ramat Gan, Israel - Tel: 050-2029021 Fax: 03-7530927).

Shareholders are permitted to express their position on any proposal on the agenda of the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Position Statements should be submitted no later than June 5, 2017. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum and Voting:

The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present shall represent a quorum.

Our Articles of Association require each shareholder that wishes to participate in the meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the meeting and such shareholder’s vote will not be counted for quorum purposes. According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the meeting. “Exceptional Holdings” are defined in the Israeli Communications, and a description of the definition of “Exceptional Holdings” will be included in the Proxy Statement.

Voting:

With respect to Items 1 and 4:

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

With respect to Items 2 and 3:

Such proposals requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in any of such proposals. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

Ami Barlev, Adv.